

January 17, 2014

Via E-mail
Mr. David B. Potts
Executive Vice President, Chief Financial Officer and
Chief Accounting Officer
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

>   **RE: ARRIS Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 27, 2013**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2013**
>   **Filed November 8, 2013**
>   **Response dated January 6, 2014**
>   **File No. 000-31254**

Dear Mr. Potts:

    We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

1.   We note your response to comment 1, which indicates the Company began a process to analyze and map the patents to the respective technology post-acquisition pursuant to the measurement period guidance in ASC 805-10-25-13 through 25-15. We also note your response indicates that this process was time consuming and completed during the 4th quarter of 2013. Please tell us what adjustments were recorded during the 4th quarter of 2013 and whether the measurement period is still open.

2.   We note your response to comment 2, which indicates that the mapping process did not identify any separate patents that were solely used within the acquired IPR&D projects. Please elaborate on your mapping of the acquired patented and licensed technology to the IPR&D projects. If you did find that the IPR&D projects were relying on any of the existing patented technology, tell us how this is reflected in the estimated useful lives.

3.   We note your response to comment 5, which indicates that the Company did not perform a mapping exercise with respect to the licensed patents. Please clarify how the Company considered and valued the licensed patents as part of its acquisition accounting pursuant to the guidance in ASC 805. Explain to us the likelihood of you utilizing the licensed patented technology in extensions of current products in the current field of use. In addition, please address whether your accounting for the licensed patents is consistent with your proposed disclosures in your response to comment 4.

4.   Please tell us if you anticipate future research and development that may utilize any of the acquired patented technology. If so, explain to us the consideration you gave to this possibility when estimating the useful life of the acquired patents.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage for

                                Larry Spirgel
                                Assistant Director